Exhibit 99.1

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of Canadian dollars)

	Notes	As at Dec. 31, 2019 (Unaudited)	As at March 31, 2019 (Audited)
ASSETS
Current assets
Cash and cash equivalents		$17,988	$9,927
Restricted cash		4,237	4,048
Trade and other receivables	6	404,124	672,615
Gas in storage		21,546	2,943
Fair value of derivative financial assets	8	94,509	144,512
Income taxes recoverable		13,160	18,973
Other current assets	7(a)	140,923	169,240
		696,487	1,022,258
Non-current assets
Investments		36,785	36,897
Property and equipment, net		31,215	25,862
Intangible assets, net		444,426	472,656
Fair value of derivative financial assets	8	26,854	9,255
Deferred income tax assets		3,444	1,093
Other non-current assets	7(b)	48,276	49,512
		591,000	595,275
Assets classified as held for sale	11	9,687	8,971
		600,687	604,246
TOTAL ASSETS		$1,297,174	$1,626,504

LIABILITIES
Current liabilities
Trade and other payables	9	$523,650	$714,110
Deferred revenue	10	11,563	43,228
Income taxes payable		3,675	11,895
Fair value of derivative financial liabilities	8	105,406	79,387
Provisions	14	1,377	7,205
Current portion of long-term debt	12	274,182	37,429
		919,853	893,254
Non-current liabilities
Long-term debt	12	500,418	687,943
Fair value of derivative financial liabilities	8	94,325	63,658
Deferred income tax liabilities		2,721	4,124
Other non-current liabilities		39,308	61,339
		636,772	817,064
Liabilities classified as held for sale	11	3,330	5,200
		640,102	822,264
TOTAL LIABILITIES		1,559,955	1,715,518
SHAREHOLDERS’ DEFICIT
Shareholders’ capital	16	1,246,220	1,235,503
Equity component of convertible debentures		13,029	13,029
Contributed deficit		(30,819)	(25,540)
Accumulated deficit		(1,581,771)	(1,390,700)
Accumulated other comprehensive income		90,948	79,093
Non-controlling interest		(388)	(399)
TOTAL SHAREHOLDERS’ DEFICIT		(262,781)	(89,014)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT		$1,297,174	$1,626,504

Basis of presentation (Note 3b)
Commitments and guarantees (Note 22)

See accompanying notes to the interim condensed consolidated financial statements

Rebecca MacDonald	H. Clark Hollands
Executive Chair	Corporate Director

1.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

	Notes	Three months ended Dec. 31,2019	Three months ended Dec. 31,2018	Nine months ended Dec. 31,2019	Nine months ended Dec. 31,2018

Sales	17	$658,521	$734,205	$2,097,126	$2,241,029
Cost of sales		516,037	569,744	1,666,966	1,794,952
GROSS MARGIN		142,484	164,461	430,160	446,077
EXPENSES
Administrative		39,616	41,921	121,885	126,330
Selling and marketing		51,270	51,706	167,253	144,098
Other operating expenses	18(a)	28,878	60,993	104,485	111,711
Restructuring costs		-	2,746	-	5,982
		119,764	157,366	393,623	388,121
Operating profit before the following		22,720	7,095	36,537	57,956
Finance costs	12	(28,178)	(22,762)	(80,175)	(59,198)
Change in fair value of derivative instruments and other	8	36,990	62,890	(139,547)	(67,979)
Other income, net	13	1,649	(2,963)	29,735	(291)
Profit (loss) before income taxes		33,181	44,260	(153,450)	(69,512)
Provision for income taxes	15	3,845	1,689	3,604	6,280
Profit (loss) from continuing operations		$29,336	$42,571	$(157,054)	$(75,792)
Discontinued operations
Profit (loss) after income taxes for the year from discontinued operations	11	6,293	(90,156)	(8,705)	(34,666)
Profit (loss) for the period		$35,629	$(47,585)	$(165,759)	$(110,458)
Attributable to:
Shareholders of Just Energy		$35,642	$(47,551)	$(165,712)	$(110,313)
Non-controlling interest		(13)	(34)	(47)	(145)
PROFIT (LOSS) FOR THE PERIOD		$35,629	$(47,585)	$(165,759)	$(110,458)

Earnings (loss) per share from continuing operations	19
Basic		$0.18	$0.27	$(1.09)	$(0.55)
Diluted		$0.16	$0.25	$(1.09)	$(0.55)
Earnings (loss) per share from discontinued operations	11
Basic		$0.04	$(0.60)	$(0.06)	$(0.23)
Diluted		$0.04	$(0.60)	$(0.06)	$(0.23)
Earnings (loss) per share available to shareholders	19
Basic		$0.22	$(0.33)	$(1.15)	$(0.78)
Diluted		$0.20	$(0.33)	$(1.15)	$(0.78)

See accompanying notes to the interim condensed consolidated financial statements

2.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited in thousands of Canadian dollars)

	Notes	Three months ended Dec. 31, 2019	Three months ended Dec. 31, 2018	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2018
PROFIT (LOSS) FOR THE PERIOD		$35,629	$(47,585)	$(165,759)	$(110,458)

Other comprehensive income (loss) to be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign operations		(6,258)	18,205	245	13,592
Gain on translation of foreign operations disposed and reclassified to statement of income (loss)	11	11,610	-	11,610	-
Other comprehensive income for the period		5,352	18,205	11,855	13,592
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$40,981	$(29,380)	$(153,904)	$(96,866)

Total comprehensive income (loss) attributable to:
Shareholders of Just Energy		$40,994	$(29,346)	$(153,857)	$(96,721)
Non-controlling interest		(13)	(34)	(47)	(145)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD, NET OF TAX		$40,981	$(29,380)	$(153,904)	$(96,866)

See accompanying notes to the interim condensed consolidated financial statements

3.

JUST ENERGY GROUP INC.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES

IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	Notes	2019	2018	2019	2018
ATTRIBUTABLE TO THE SHAREHOLDERS
Accumulated earnings
Accumulated earnings, beginning of period		$331,754	$712,588	$533,108	$754,639
Adjustment for adoption of recent accounting pronouncements		-	-	-	20,711
Profit (loss) for the period, attributable to shareholders		35,642	(47,551)	(165,712)	(110,313)
Accumulated earnings, end of period		367,396	665,037	367,396	665,037

DIVIDENDS AND DISTRIBUTIONS
Dividends and distributions, beginning of period		(1,949,167)	(1,880,370)	(1,923,808)	(1,835,778)
Dividends and distributions declared and paid	21	-	(21,434)	(25,359)	(66,026)
Dividends and distributions, end of period		(1,949,167)	(1,901,804)	(1,949,167)	(1,901,804)
ACCUMULATED DEFICIT		$(1,581,771)	$(1,236,767)	$(1,581,771)	$(1,236,767)

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period		$85,596	$69,458	$79,093	$91,934
Adjustment for adoption of recent accounting pronouncements	4	-	-	-	(17,863)
Other comprehensive income		5,352	18,205	11,855	13,592
Accumulated other comprehensive income, end of period		$90,948	$87,663	$90,948	$87,663

SHAREHOLDERS’ CAPITAL	16
Common shares
Common shares, beginning of period		$1,098,569	$1,085,991	$1,088,538	$1,079,055
Share-based units exercised		686	1,535	10,717	8,471
Common shares, end of period		$1,099,255	$1,087,526	$1,099,255	$1,087,526

Preferred shares
Preferred shares, beginning of period		$146,965	$146,984	$146,965	$136,771
Shares issued	16	-	-	-	10,447
Shares issuance costs		-	(19)	-	(253)
Preferred shares, end of period		$146,965	$146,965	$146,965	$146,965
SHAREHOLDERS’ CAPITAL		$1,246,220	$1,234,491	$1,246,220	$1,234,491

EQUITY COMPONENT OF CONVERTIBLE DEBENTURES
Balance, beginning of period		$13,029	$13,029	$13,029	$13,029
Balance, end of period		$13,029	$13,029	$13,029	$13,029

CONTRIBUTED DEFICIT
Balance, beginning of period		$(31,798)	$(25,186)	$(25,540)	$(22,693)
Add: Share-based compensation expense	18(a)	1,683	1,379	10,469	4,495
Discontinued operations		-	58	254	211
Purchase of non-controlling interest		-	77	-	1,493
Less: Share-based units exercised		(686)	(1,535)	(10,717)	(8,471)
Share-based compensation adjustment		(18)	(807)	(3,470)	(1,080)
Non-cash deferred share grant distributions		-	20	(1,815)	51
Balance, end of period		$(30,819)	$(25,994)	$(30,819)	$(25,994)

NON-CONTROLLING INTEREST
Balance, beginning of period		$(384)	$(399)	$(399)	$(422)
Foreign exchange impact on non-controlling interest		9	18	58	152
Loss attributable to non-controlling interest		(13)	(34)	(47)	(145)
Balance, end of period		$(388)	$(415)	$(388)	$(415)
TOTAL SHAREHOLDERS’ DEFICIT		$(262,781)	$72,007	$(262,781)	$72,007

See accompanying notes to the interim condensed consolidated financial statements

4.

JUST ENERGY GROUP INC.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited in thousands of Canadian dollars)

		Three months	Three months	Nine months	Nine months
		ended	ended	ended	ended
		Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Net inflow (outflow) of cash related to the following activities	Notes	2019	2018	2019	2018
OPERATING
Profit (loss) before income taxes - from continuing operations		$33,181	$44,260	$(153,450)	$(69,512)
Profit (loss) before income taxes - from discontinued operations		6,579	(100,933)	(8,455)	(35,661)
Profit (loss) before income taxes		39,760	(56,673)	(161,905)	(105,173)

Items not affecting cash
Amortization of intangible assets	18(a)	4,953	7,174	19,414	16,158
Depreciation of property and equipment	18(a)	2,246	1,087	7,749	2,782
Amortization included in cost of sales		527	591	1,654	2,103
Share-based compensation	18(a)	1,683	1,379	10,469	4,495
Financing charges, non-cash portion		5,008	4,393	16,138	13,838
Other, net		(28)	(28)	(83)	(83)
Gain on sale of subsidiaries		(45,138)	-	(45,138)	-
Change in fair value of derivative instruments	8	(36,990)	(62,890)	139,547	67,979
Adjustment required to reflect net cash receipts from gas sales		(1,259)	(1,236)	7,033	8,470
Net change in working capital balances		(61,062)	62,365	27,273	(54,357)
Adjustment for discontinued operations		28,957	64,061	(4,649)	(6,890)
Income taxes paid		(1,905)	(3,086)	(9,367)	(11,692)
Cash inflow (outflow) from operating activities		(63,248)	17,137	8,135	(62,370)

INVESTING
Purchase of property and equipment		(182)	(1,548)	(806)	(4,107)
Purchase of intangible assets		(2,734)	(13,716)	(11,918)	(32,579)
Payments for previously acquired business		-	(3,000)	(12,013)	(3,000)
Proceeds from disposition of subsidiaries		7,672	-	7,672	-
Cash inflow (outflow) from investing activities		4,756	(18,264)	(17,065)	(39,686)

FINANCING
Dividends paid		-	(21,414)	(25,335)	(65,975)
Repayment of long-term debt	12	(3,825)	(2,222)	(6,027)	(61,795)
Issuance of long-term debt	12	-	-	-	119,662
Share swap payout		-	-	-	(10,000)
Leased asset payments		(1,471)	-	(4,460)	-
Debt issuance costs	12	(1,820)	(3,575)	(1,737)	(6,229)
Credit facilities withdrawal	12	53,555	18,985	54,794	76,265
Issuance of preferred shares		-	-	-	10,447
Preferred shares issuance costs		-	(18)	-	(352)
Cash inflow (outflow) from financing activities		46,439	(8,244)	17,235	62,023

Effect of foreign currency translation on cash balances		(40)	1,046	(244)	72

Net cash inflow (outflow)		(12,093)	(8,325)	8,061	(39,961)
Cash and cash equivalents, beginning of period		30,081	17,225	9,927	48,861

Cash and cash equivalents, end of period		$17,988	$8,900	$17,988	$8,900

Supplemental cash flow information:
Interest paid		$12,774	$12,428	$54,480	$38,873

See accompanying notes to the interim condensed consolidated financial statements

5.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

1.	ORGANIZATION

Just Energy Group Inc. (“Just Energy” or the “Company”) is a corporation established under the laws of Canada to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates. The registered office of Just Energy is First Canadian Place, 100 King Street West, Toronto, Ontario, Canada. The unaudited interim condensed consolidated financial statements (“Interim Financial Statements”) consist of Just Energy and its subsidiaries and affiliates. The Interim Financial Statements were approved by the Board of Directors on February 7, 2020.

2.	OPERATIONS

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, EdgePower Inc. (“EdgePower”), Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Just Energy Advanced Solutions, Tara Energy and TerraPass.

Just Energy’s current commodity product offerings include fixed, variable, index and flat rate options. By fixing the price of natural gas or electricity under its fixed-price or price-protected program contracts for a period of up to five years, Just Energy’s customers offset their exposure to changes in the price of these essential commodities. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products allow customers to pay a flat rate each month regardless of usage. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the commodities to its customers and the related price at which it purchases the associated volumes from its suppliers.

Through the Filter Group business, Just Energy provides subscription-based home water filtration systems to residential customers, including under-counter and whole-home water filtration solutions. In addition, Just Energy markets smart thermostats, offering the thermostats as a standalone unit or bundled with certain commodity products. The smart thermostats are currently manufactured and distributed by ecobee Inc. (“ecobee”), a company in which Just Energy holds an approximate 8% fully diluted equity interest. Just Energy also offers green products through its JustGreen program. The JustGreen electricity product offers customers the option of having all or a portion of their electricity sourced from renewable green sources such as wind, solar, hydropower or biomass. The JustGreen gas product offers carbon offset credits that allow customers to reduce or eliminate the carbon footprint of their homes or businesses. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation. Just Energy also provides energy management solutions to both Consumer and Commercial customers in the form of value-added products and services, which include, but are not limited to, LED retrofit lighting and HVAC controls, as well as enterprise monitoring.

Just Energy markets its product offerings through several sales channels including brokers, online marketing, retail and affinity relationships, and door-to-door.

In March 2019, Just Energy formally approved and commenced a process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, Just Energy also formally approved and commenced a process to dispose of its business in the United Kingdom (“U.K.”), as part of the Company’s Strategic Review. The decision was part of a strategic transition to focus on the core business in North America. The U.K. and Ireland businesses were disposed of during the three months ended December 31, 2019 as described in Note 11. The disposal of operations in Japan and Germany is expected to be completed within the next 12 months. At December 31, 2019, these operations were classified as a disposal group held for sale and as a discontinued operation. Previously, these operations were reported within the Consumer segment, while a portion of the U.K. was allocated to the Commercial segment.

6.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

3.	FINANCIAL STATEMENT PREPARATION

(a)	Statement of compliance with IFRS

These Interim Financial Statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), utilizing the accounting policies Just Energy outlined in its March 31, 2019 annual audited consolidated financial statements, except the adoption of new International Financial Reporting Standards (“IFRS”) described in Note 4. Accordingly, certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed.

(b)	Basis of presentation

These Interim Financial Statements should be read in conjunction with and follow the same accounting policies and methods of application as those used in the annual audited consolidated financial statements for the fiscal years ended March 31, 2019 and 2018, except for the adoption of IFRS 16, Leases (“IFRS 16”), as discussed in Note 4.

The Interim Financial Statements are presented in Canadian dollars, the functional currency of Just Energy, and all values are rounded to the nearest thousand, except where otherwise indicated. The Interim Financial Statements are prepared on a going concern basis under the historical cost convention, except for certain financial assets and liabilities that are stated at fair value.

The interim operating results are not necessarily indicative of the results that may be expected for the full year ending March 31, 2020, due to seasonal variations resulting in fluctuations in quarterly results. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

Certain figures in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.

As described further in Note 12, the Company has a $370 million credit facility with a syndicate of lenders and a US$250 million non-revolving multi draw senior unsecured term loan facility from another lender, maturing on September 1, 2020 and September 12, 2023 respectively. The facility maturing on September 1, 2020 has been classified in the Interim Financial Statements as a current liability and contributes to the net current liability position at December 31, 2019. At December 31, 2019, the Company was compliant with the requirements of its senior debt to EBITDA ratio covenant as a result of an amendment that provided, among other things, a temporary increase of the ratio from its lenders.

The Company’s business is affected by seasonality. As a result, in certain periods the Company forecasts cash shortfalls that require additional financing through support from suppliers and, in certain circumstances, actions to liquidate certain assets.

The Company’s ability to continue as a going concern for the next 12 months is dependent on the continued availability of its credit facilities, the Company’s ability to obtain waivers from its lenders for potential instances of non-compliance with covenants, if necessary, the ability to secure additional sources of financing, if necessary, the liquidation of available investments, and the continued support of the Company’s lenders and suppliers. These conditions indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern.

The Company is actively negotiating the terms of its existing credit facility and anticipates a renewal in advance of the credit facility maturity. The Company will continue to pursue opportunities to improve the profitability of its core businesses, if necessary, secure additional funds through financing, continued support of key lenders and suppliers and, if necessary, the sale of businesses and/or investments. There can be no assurance that the Company will be successful in these initiatives that, lenders will provide further financing, relief for covenants or that the Company can refinance or repay credit facilities from new sources of financing.

These consolidated financial statements do not reflect the adjustments to carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was deemed inappropriate. These adjustments could be material.

7.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	Principles of consolidation

The Interim Financial Statements include the accounts of Just Energy and its directly or indirectly owned subsidiaries and affiliates as at December 31, 2019. Subsidiaries and affiliates are consolidated from the date of acquisition and control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries and affiliates are prepared for the same reporting period as Just Energy, using consistent accounting policies. All intercompany balances, sales, expenses and unrealized gains and losses resulting from intercompany transactions are eliminated on consolidation.

(d)	Significant estimates

Allowance for doubtful accounts

The measurement of the expected credit loss allowance for accounts receivable requires the use of management’s judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

4.	ACCOUNTING POLICIES AND NEW STANDARDS ADOPTED

IFRS 16

IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for annual periods beginning on or after January 1, 2019. The Company adopted the standard, effective April 1, 2019, using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of accumulated deficit for the current period. Prior periods have not been restated.

Accounting policies

At inception of a contract, the Company assesses whether a contract is, or contains, a lease, by determining whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

8.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•	The contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•	The Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•	The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:
o	The Company has the right to operate the asset; or
o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone price.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.  The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment.  In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in substance fixed payments;
•	Variable lease payments that depend on an index or a rate, initially measured using the relevant index or rate as at the commencement date;
•	Amounts expected to be payable under a residual value guarantee; and
•	The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in the relevant index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option.

9.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company presents right-of-use assets in “property and equipment” and lease liabilities in “other non-current liabilities” in the interim condensed consolidated statement of financial position.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of property and equipment that have a lease term of 12 months or less and leases of low-value assets, such as some IT equipment.  The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Nature of leased assets

The Company leases various offices, equipment and vehicles.  Rental contracts are typically made for fixed periods of one to ten years but may have extension options as described below.  Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.  Leased assets may not be used as security for borrowing purposes. Some leases provide for additional rent payments based on changes in inflation.

Extension and termination options

Some office leases include an option to renew the lease for an additional period after the non-cancellable contract period.  Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The Company assesses at lease commencement whether it is reasonably certain to exercise the extension options.  The Company reassesses its portfolio of leases to determine whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.  The Company considers all facts and circumstances when making this decision. The Company examines whether there is an economic incentive or penalty that would affect the decision to exercise the option (for example, whether the lease option is below market value or whether the Company has made significant investments in leasehold improvements). Where it is not reasonably certain that the lease will be extended or terminated, the Company will not recognize these options.

The application of IFRS 16 requires significant judgments and certain key estimations to be made, including:

•	Identifying whether a contract (or part of a contract) includes a lease;
•	Determining whether it is reasonably certain that an extension or termination option will be exercised;
•	Determining whether variable payments are in substance fixed;
•	Establishing whether there are multiple leases in an arrangement; and
•	Determining the standalone selling price of lease and non-lease components.

10.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Key sources of estimation uncertainty in the application of IFRS 16 include the following:

•	Estimating the lease term;
•	Determining the appropriate rate to discount lease payments; and
•	Assessing whether a right-of-use asset is impaired.

Unanticipated changes in these judgments or estimates could affect the identification and determination of the fair value of lease liabilities and right-of-use assets at initial recognition, as well as the subsequent measurement of lease liabilities and right-of-use assets. These items could potentially result in changes to amounts reported in the interim condensed consolidated statements of income (loss) and interim condensed consolidated statements of financial position in a given period.

Initial application

The Company has elected the practical expedient to not reassess whether a contract is, or contains, a lease at April 1, 2019, the date of initial application of IFRS 16. The Company has also elected the practical expedient to not separate non-lease components from lease components, accounting for them as a single lease component. On transition to IFRS 16, the weighted average incremental borrowing rate applied to the calculation of lease liabilities is 6.75%.

For previously recognized operating leases, the Company has elected the practical expedient to measure the right-of-use assets equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments recognized immediately before the date of initial application. Additionally, the Company has elected the practical expedient to not include initial direct costs in the measurement of the right-of-use asset for these leases as at the initial application date.

For previously recognized operating leases with an initial lease term of 12 months or less (short-term leases) and for leases of low value assets, the Company has applied the optional recognition exemptions to not recognize the right-of-use assets and related lease liabilities for these leases. In addition, the Company has elected the practical expedient to account for previously recognized operating leases with a remaining lease term of 12 months or less upon transition as short-term leases. The Company is accounting for the lease expense on a straight-line basis over the remaining lease term. The Company's former operating leases consist of office facility leases.

Instead of performing an impairment review on the right-of-use assets at the date of initial application, the Company has elected the practical expedient to rely on its historic assessment as to whether leases were onerous immediately before the initial application date.

Impact on interim condensed consolidated financial statements

The following is a reconciliation of total operating lease commitments at March 31, 2019 to the lease liabilities recognized at April 1, 2019:

Total operating lease commitments disclosed at March 31, 2019	$21,243
Short-term leases and other minor adjustments	(707)
Operating lease liabilities before discounting	20,536
Discounted using the incremental borrowing rate	(2,011)
Total lease liabilities recognized under IFRS 16 at April 1, 2019	$18,525

11.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

As at April 1, 2019, the financial statement impact of IFRS 16 was as follows:

•	Right-of-use assets of $18.5 million have been recognized in relation to former operating leases and have been included in the property and equipment caption on the unaudited interim condensed consolidated statements of financial position.
•	Additional lease liabilities of $18.5 million have been recognized in relation to former operating leases and have been included in other current and non-current liabilities on the unaudited interim condensed consolidated statements of financial position, depending on the maturity of the lease.

IFRS Interpretations Committee (“IFRIC”) 23, Uncertainty over Income Tax Treatment (“IFRIC 23”)

The Company adopted IFRIC 23 at April 1, 2019. There was no effect to the Interim Financial Statements as a result of adoption of the standard.

5.	ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

IFRIC Agenda Paper 11, Physical Settlement of Contracts to Buy or Sell a Non-Financial Item (“Agenda Paper 11”)

The IFRIC reached a decision on Agenda Paper 11 during its meeting on March 5 to 6, 2019. The decision was in respect to a request about how an entity applies IFRS 9, Financial Instruments, (“IFRS 9”) to particular contracts to buy or sell a non-financial item at a fixed price.

The Company has reviewed the agenda decision and determined that a change is required in its accounting policy related to contracts to buy or sell a non-financial item that can be settled net in cash or another financial instrument, or by exchanging financial instruments. These are contracts the Company enters into that are accounted for as derivatives at fair value through profit or loss (“FVTPL”) but physically settled by the underlying non-financial item. The IFRIC concluded that IFRS 9 neither permits nor requires an entity to reverse the accumulated gain or loss previously recognized on the derivative and recognize a corresponding adjustment to cost of goods sold or inventory when the contract is physically settled.

In its December 2018 meeting, the IASB confirmed its view that it expects companies to be entitled to sufficient time to implement changes in accounting policies that result from agenda decisions of the IFRIC. The Company is currently evaluating the impact of implementing the agenda decision on its Interim Financial Statements, systems and processes. Given the nature of its current systems and processes and the volume of transactions affected, the Company determined it was not possible to effect the accounting change in time for its December 31, 2019 report. The Company expects to implement the change retrospectively in the fiscal 2020 year. While the impact has not been quantified, the Company expects there will be material movements between cost of sales and change in fair value of derivative instruments and other in Just Energy’s interim condensed consolidated statement of loss and the value of gas in storage on the interim condensed consolidated statement of financial position. There is no material impact expected to the net income of the Company.

12.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

6.	TRADE AND OTHER RECEIVABLES

	As at Dec. 31, 2019	As at March 31, 2019
Trade accounts receivable, net	$211,908	$365,008
Accrued gas receivables	5,094	13,637
Unbilled revenues, net	151,595	277,556
Other	35,527	16,414
	$404,124	$672,615

7.	OTHER CURRENT AND NON-CURRENT ASSETS

(a)

Other current assets	As at Dec. 31, 2019	As at March 31, 2019
Prepaid expenses and deposits	$21,282	$45,709
Customer acquisition costs	81,251	75,707
Green certificates	27,169	39,749
Gas delivered in excess of consumption	6,879	3,121
Inventory	4,342	4,954
	$140,923	$169,240

(b)

Other non-current assets	As at Dec. 31, 2019	As at March 31, 2019
Customer acquisition costs	$39,284	$46,416
Income taxes recoverable	1,122	3,096
Other long-term assets	7,870	-
	$48,276	$49,512

8.	FINANCIAL INSTRUMENTS

(a)	Fair value of derivative financial instruments and other

The fair value of financial instruments is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Management has estimated the value of financial swaps, physical forwards and option contracts for electricity, natural gas, carbon and renewable energy certificates, and generation and transmission capacity contracts using a discounted cash flow method, which employs market forward curves that are either directly sourced from third parties or developed internally based on third-party market data. These curves can be volatile, thus leading to volatility in the mark to market with no immediate impact to cash flows. Gas options have been valued using the Black option pricing model using the applicable market forward curves and the implied volatility from other market traded options. Management periodically uses non-exchange-traded swap agreements based on cooling degree days (“CDDs”) and heating degree days (‘HDDs”) measured in its utility service territories to reduce the impact of weather volatility on Just Energy’s electricity volumes, commonly referred to as “weather derivatives”. The fair value of these swaps on a given measurement station indicated in the derivative contract is determined by calculating the difference between the agreed strike and expected variable observed at the same station.

13.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates gains (losses) related to Just Energy’s derivative financial instruments classified as FVTPL and recorded on the interim condensed consolidated statements of financial position as fair value of derivative financial assets and fair value of derivative financial liabilities, with their offsetting values recorded in change in fair value of derivative instruments and other on the interim condensed consolidated statements of income (loss).

	Three months ended Dec. 31, 2019	Three months ended Dec. 31, 2018	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2018
Change in fair value of derivative instruments and other

Physical forward contracts and options (i)	$20,651	$50,416	$(108,787)	$(77,168)
Financial swap contracts and options (ii)	3,320	9,160	(39,994)	47,206
Foreign exchange forward contracts	(1,804)	3,842	(106)	4,710
Share swap	2,188	3,073	(4,839)	(2,488)
Unrealized foreign exchange on 6.5% convertible bond and 8.75% loan	5,554	(15,487)	8,029	(15,700)
6.5% convertible bond conversion feature	-	-	-	247
Weather derivatives (iii)	6,576	(4,224)	(4,362)	(34,405)
Other derivative options	505	16,110	10,512	9,619
Change in fair value of derivative instruments and other	$36,990	$62,890	$(139,547)	$(67,979)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the interim condensed consolidated statement of financial position as at December 31, 2019:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options (i)	$63,669	$14,412	$41,192	$76,709
Financial swap contracts and options (ii)	13,817	5,449	46,387	16,885
Foreign exchange forward contracts	-	-	897	709
Share swap	-	-	16,745	-
Weather derivatives (iii)	7,703	-	-	-
Other derivative options	9,320	6,993	185	22
As at December 31, 2019	$94,509	$26,854	$105,406	$94,325

14.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table summarizes certain aspects of the fair value of derivative financial assets and liabilities recorded in the consolidated statement of financial position as at March 31, 2019:

	Financial assets (current)	Financial assets (non-current)	Financial liabilities (current)	Financial liabilities (non-current)

Physical forward contracts and options	$115,483	$7,237	$49,601	$50,174
Financial swap contracts and options	18,212	1,876	16,142	8,583
Foreign exchange forward contracts	-	56	1,555	-
Share swap	-	-	11,907	-
Other derivative options	10,817	86	182	4,901
As at March 31, 2019	$144,512	$9,255	$79,387	$63,658

Below is a summary of the financial instruments classified through profit or loss as at December 31, 2019, to which Just Energy has committed:

(i) Physical forward contracts and options consist of:

•	Electricity contracts with a total remaining volume of 35,005,232 MWh, a weighted average price of $46.68/MWh and expiry dates up to December 31, 2029.
•	Natural gas contracts with a total remaining volume of 82,319,260 GJs, a weighted average price of $2.40/GJ and expiry dates up to October 31, 2025.
•	Renewable energy certificates (“RECs”) with a total remaining volume of 3,552,872 MWh, a weighted average price of $35.13/REC and expiry dates up to December 31, 2028.
•	Electricity generation capacity contracts with a total remaining volume of 3,173 MWCap, a weighted average price of $5,465.16/MWCap and expiry dates up to May 31, 2023.
•	Ancillary contracts with a total remaining volume of 790,560 MWh, a weighted average price of $22.78/MWh and expiry dates up to December 31, 2020.

(ii) Financial swap contracts and options consist of:

•	Electricity contracts with a total remaining volume of 12,376,822 MWh, an average price of $44.99/MWh and expiry dates up to December 31, 2024.
•	Natural gas contracts with a total remaining volume of 125,146,919 GJs, an average price of $3.21/GJ and expiry dates up to October 31, 2025.
•	Electricity generation capacity contracts with a total remaining volume of 30 MWCap, a weighted average price of $334,214.75/MWCap and expiry dates up to October 31, 2020.
•	Ancillary contracts with a total remaining volume of 1,082,880 MWh, a weighted average price of $21.60/MWh and expiry dates up to December 31, 2020.

(iii) Weather derivatives consist of:

•	Weather swaps and put options for HDDs with temperature strikes at historical averages, total tick size of $13,500 per HDD and an expiry date of March 31, 2020.
•	HDD natural gas swaps with price strikes ranging from US$1.38 to US$7.56/MmBTU and temperature strikes ranging by location from 1,043 to 5,059 HDD and an expiry date of March 31, 2020.
•	HDD natural gas swaps with price strikes ranging from US$1.75 to US$7.35/MmBTU and temperature strikes ranging by location from 1,051 to 5,059 HDD and an expiry date of March 31, 2021.
•	HDD natural gas swaps with price strikes to be set on futures index and temperature strikes ranging by location from 1,051 to 5,059 HDD and an expiry date of March 31, 2022.
•	HDD collar options with HDD strikes set at 0.8 to 1.32-degree day wide, total tick size of $15,900 per HDD and an expiry date of March 31, 2020.
•	Electricity call options with price strikes of $100/MWh, temperature strikes ranging from 15 to 33 degrees Fahrenheit depending on location and an expiry date of March 31, 2020.

15.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Share swap agreement

Just Energy has entered into a share swap agreement to manage the interim condensed consolidated statements of income (loss) volatility associated with the Company’s restricted share grants and deferred share grants plans. The value, on inception, of the 2,500,000 shares under this share swap agreement was approximately $33,803. On August 22, 2018, Just Energy reduced the notional value of the share swap to $23,803 through a payment of $10,000 and renewed the share swap agreement for an additional year. Net monthly settlements received under the share swap agreement are recorded in other income (loss). Just Energy records the fair value of the share swap agreement in the current derivative financial liabilities on the interim condensed consolidated statements of financial position. Changes in the fair value of the share swap agreement are recorded through the interim condensed consolidated statements of income (loss) as a change in fair value of derivative instruments and other.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the financial assets’ balance recognized in the interim condensed consolidated financial statements.

Fair value (“FV”) hierarchy of derivatives

Level 1

The fair value measurements are classified as Level 1 in the FV hierarchy if the fair value is determined using quoted unadjusted market prices.

Level 2

Fair value measurements that require observable inputs other than quoted prices in Level 1, either directly or indirectly, are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, significant inputs must be directly or indirectly observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

Level 3

Fair value measurements that require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the power supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the FV hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: (i) Commodity (predominately NYMEX), (ii) Basis and (iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves extend only 12 to 15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads natural gas supply contracts to be classified under Level 3.

16.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Weather derivatives are non-exchange-traded financial instruments used as part of a risk management strategy to mitigate the impact adverse weather conditions have on gross margin. The fair values of the derivatives are determined using an internally developed model that relies upon both observable inputs and significant unobservable inputs. Accordingly, the fair values of these derivatives are classified as Level 3. Market and contractual inputs to these models vary by contract type and would typically include notional amounts, reference weather stations, strike prices, temperature strike values, terms to expiration, historical weather data and historical commodity prices. The historical weather data and commodity prices were utilized to value the expected payouts with respect to weather derivatives and, as a result, are the most significant assumptions contributing to the determination of fair value estimates, and changes in these inputs can result in a significantly higher or lower fair value measurement.

For the share swap agreement, Just Energy uses a forward interest rate curve along with a volume weighted average share price to model out its value. As the inputs have no observable market, it is classified as Level 3.

Just Energy’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the “Market risk” section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$121,363	$121,363
Derivative financial liabilities	-	(36,846)	(162,885)	(199,731)
Total net derivative assets (liabilities)	$-	$(36,846)	$(41,522)	$(78,368)

17.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The following table illustrates the classification of derivative financial assets (liabilities) in the FV hierarchy as at March 31, 2019:

	Level 1	Level 2	Level 3	Total
Derivative financial assets	$-	$-	$153,767	$153,767
Derivative financial liabilities	-	(6,588)	(136,457)	(143,045)
Total net derivative assets (liabilities)	$-	$(6,588)	$17,310	$10,722

Commodity price sensitivity – Level 3 derivative financial instruments

If the energy prices associated with only Level 3 derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the period ended December 31, 2019 would have increased (decreased) by $195,769 ($194,724), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

A key assumption used when determining the significant unobservable inputs included in Level 3 of the FV hierarchy consists of up to 5% price extrapolation to calculate monthly prices that extend beyond the market observable 12- to 15-month forward curve.

The following table illustrates the changes in net fair value of financial assets (liabilities) classified as Level 3 in the FV hierarchy for the following periods:

	Nine months ended December 31, 2019	Year ended March 31, 2019
Balance, beginning of period	$17,310	$166,364
Total gains	29,870	19,644
Purchases	(6,293)	11,502
Sales	(2,371)	(25,575)
Settlements	(80,038)	(154,625)
Balance, end of period	$(41,522)	$17,310

(b)	Classification of non-derivative financial assets and liabilities

As at December 31, 2019 and March 31, 2019, the carrying value of cash and cash equivalents, bank overdraft, restricted cash, trade and other receivables, and trade and other payables approximates their fair value due to their short-term nature.

Long-term debt recorded at amortized cost has a fair value as at December 31, 2019 of $776.4 million (March 31, 2019 - $740.6 million) and the interest payable on outstanding amounts is at rates that vary with bankers’ acceptances, London Interbank Offering Rate (“LIBOR”), Canadian bank prime rate or U.S. prime rate, with the exceptions of the 8.75% loan, 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures, which are fair valued based on market value. The 6.75% $100M convertible debentures, 6.75% $160M convertible debentures, 6.5% convertible bonds and 5.75% convertible debentures are classified as Level 1 in the FV hierarchy.

18.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Investments in equity instruments have a fair value as at December 31, 2019 of $36.8 million (March 31, 2019 - $36.9 million) and are measured based on Level 2 of the fair value hierarchy for the investment in Energy Earth and Level 3 of the fair value hierarchy for the investment in ecobee.

No adjustments were made in the period in valuing the investment in ecobee or Energy Earth. Movements are related to foreign exchange revaluations.

The following table illustrates the classification of investments in the FV hierarchy as at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Investment in ecobee	$-	$-	$32,889	$32,889
Investment in Energy Earth	-	3,896	-	3,896
Total investments	$-	$3,896	$32,889	$36,785

The risks associated with Just Energy’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which Just Energy is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investments in U.S. operations.

The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income, as a portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations upon translation to Canadian dollars. Due to its growing operations in the U.S., Just Energy expects to have a greater exposure to foreign currency fluctuations in the future than in prior years. Just Energy has economically hedged between 50% and 100% of forecasted cross-border cash flows that are expected to occur within the next 12 months and between 0% and 50% of certain forecasted cross-border cash flows that are expected to occur within the following 13 to 24 months. The level of economic hedging is dependent on the source of the cash flows and the time remaining until the cash repatriation occurs.

Just Energy may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results. Translation risk is not hedged.

With respect to translation exposure, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar for the period ended December 31, 2019, assuming that all the other variables had remained constant, loss for the nine months ended December 31, 2019 would have been $3.6 million lower/higher and other comprehensive income (loss) would have been $5.3 million lower/higher.

Interest rate risk

Just Energy is only exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. Just Energy’s exposure to interest rate risk is relatively immaterial and temporary in nature. Just Energy does not currently believe that its long-term debt exposes the Company to material interest rate risks but has set out parameters to actively manage this risk within its Risk Management Policy.

19.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

A 1% increase (decrease) in interest rates would have resulted in an increase (decrease) of approximately $606 in profit (loss) before income taxes for the three months ended December 31, 2019 (December 31, 2018 - $630).

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a value at risk limit. Should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins. Derivative instruments are generally transacted over the counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flows of Just Energy. Just Energy mitigates the exposure to variances in customer requirements that are driven by changes in expected weather conditions through active management of the underlying portfolio, which involves, but is not limited to, the purchase of options including weather derivatives. Just Energy’s ability to mitigate weather effects is limited by the degree to which weather conditions deviate from normal.

Commodity price sensitivity – all derivative financial instruments

If all the energy prices associated with derivative financial instruments including natural gas, electricity, verified emission-reduction credits and RECs had risen (fallen) by 10%, assuming that all of the other variables had remained constant, profit (loss) before income taxes for the three months ended December 31, 2019 would have increased (decreased) by $188,365 ($187,378), primarily as a result of the change in fair value of Just Energy’s derivative financial instruments.

(ii) Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois (gas), California and Ohio (electricity), Just Energy has customer credit risk and, therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

20.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The aging of the accounts receivable from the above markets was as follows:

	As at	March 31, 2019
	Dec. 31, 2019	(Restated)

Current	$77,390	$117,095
1–30 days	21,536	61,840
31–60 days	6,737	34,772
61–90 days	8,527	25,268
Over 90 days	52,753	122,345
	$166,943	$361,320

The March 31, 2019 aging of accounts receivable from the markets described in the table above was increased by $62,617 to present certain customer accounts receivable gross of trade receivables that were in a credit position at March 31, 2019 (presented as deferred revenue in the consolidated balance sheet), primarily in the U.K. market. The difference was an increase of $203, $19,278, $12,454, $8,916 and $21,764 to the current, 1-30, 31-60, 61-90 and 90+ categories of the March 31, 2019 aging schedule, respectively. There was no change to the consolidated balance sheet at March 31, 2019.

Changes in the expected lifetime credit loss were as follows:

	As at	As at
	Dec. 31, 2019	March 31, 2019

Balance, beginning of period	$182,365	$60,121
Provision for doubtful accounts	66,853	192,202
Bad debts written off	(95,536)	(90,231)
Adjustment from IFRS 9 adoption	-	23,636
Foreign exchange	1,619	(3,363)
Assets classified as held for sale/sold	(81,193)	-
Balance, end of period	$74,108	$182,365

Allowance for doubtful accounts on accounts receivable	$70,430	$168,728
Allowance for doubtful accounts on unbilled revenue	3,678	13,637
Total allowance for doubtful accounts	$74,108	$182,365

In the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee that is recorded in cost of sales. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs providing these services will continue to do so in the future.

21.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of Just Energy. The Risk Department and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

As at December 31, 2019, the estimated counterparty credit risk exposure amounted to $121,363 (December 31, 2018 - $249,321), representing the risk relating to Just Energy’s exposure to derivatives that are in an asset position.

(iii) Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. Just Energy manages this risk by monitoring detailed daily cash flow forecasts covering a rolling 13-week period, cash forecasts for the next 12 months and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of Just Energy’s financial liabilities:

As at December 31, 2019:

	Carrying	Contractual	Less than			More than
	amount	cash flows	1 year	1–3 years	4–5 years	5 years
Trade and other payables	$523,650	$523,650	$523,650	$-	$-	$-
Long-term debt[1]	774,600	802,807	275,919	163,650	363,238	-
Gas, electricity and non-commodity contracts	199,731	2,984,880	406,644	1,918,497	486,002	173,737
	$1,497,981	$4,311,337	$1,206,213	$2,082,147	$849,240	$173,737

As at March 31, 2019:

	Carrying amount	Contractual cash flows	Less than 1 year	1–3 years	4–5 years	More than 5 years
Trade and other payables	$714,110	$714,110	$714,110	$-	$-	$-
Long-term debt[1]	725,372	781,701	39,150	210,564	531,987	-
Gas, electricity and non-commodity contracts	143,045	3,500,493	1,899,713	1,439,479	119,212	42,089
	$1,582,527	$4,996,304	$2,652,973	$1,650,043	$651,199	$42,089

1 Included in long-term debt are the 6.75% $100M convertible debentures, 6.75% $160M convertible debentures and 6.5% convertible bonds, which may be settled through the issuance of shares at the option of the holder or Just Energy upon maturity.

22.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

In addition to the amounts noted above, as at December 31, 2019, the contractual net interest payments over the term of the long-term debt with scheduled repayment terms are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years
Interest payments	$42,162	$68,787	$35,297	$7

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. As at December 31, 2019, Just Energy has applied an adjustment factor to determine the fair value of its financial instruments in the amount of $11,409 (December 31, 2018 - $10,183) to accommodate for its counterparties’ risk of default.

9.	TRADE AND OTHER PAYABLES

	As at Dec. 31, 2019	As at March 31, 2019
Commodity suppliers' payables	$275,653	$329,760
Accrued liabilities	62,407	112,039
Green provisions	71,205	151,992
Sales tax payable	17,935	22,969
Trade accounts payable	43,165	44,051
Payable for former joint venture partner	16,451	22,625
Accrued gas payable	7,558	12,937
Other payables	29,276	17,737
	$523,650	$714,110

10.	DEFERRED REVENUE

	Nine months ended Dec. 31, 2019	Year ended March 31, 2019
Balance, beginning of period	$43,228	$38,710
Additions to deferred revenue	17,414	569,880
Revenue recognized during the period	(9,850)	(563,922)
Foreign exchange impact	272	(1,440)
Liabilities classified as held for sale/sold	(39,501)	-
Balance, end of period	$11,563	$43,228

23.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

11.	DISCONTINUED OPERATIONS

(a)	Discontinued operation results

In March 2019, Just Energy formally approved and commenced the process to dispose of its businesses in Germany, Ireland and Japan. In June 2019, as part of the Company’s Strategic Review, the U.K. was added to the disposal group. The decision was part of a strategic transition to focus on the core business in North America. On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited. As at December 31, 2019, these operations were classified as a disposal group held for sale and as discontinued operations. In the past, these operations were reported under the Consumer segment while a portion of the U.K. was allocated to the Commercial segment. Just Energy’s results for the prior fiscal period reported throughout the interim condensed consolidated financial statements have been adjusted to reflect continuing operation results and figures with respect to these discontinued operations. The tax impact on the discontinued operations is minimal.

The results of the discontinued operations are presented below for the three and nine months ended December 31, for UK the results are a period of two and eight months up to the disposal of operations as of November 29, 2019:

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2018	2019	2018
Sales	$122,439	$232,448	$423,637	$558,924
Cost of sales	124,206	208,396	394,914	489,617
Gross margin	(1,767)	24,052	28,723	69,307
Expenses
Administrative, selling and operating expenses	22,196	60,650	86,627	111,028
Gain on disposal of the U.K. and Ireland operations	(45,138)	-	(45,138)	-
Operating profit (loss)	21,175	(36,598)	(12,766)	(41,721)
Finance costs	(97)	-	(2,146)	(27)
Change in fair value of derivative instruments and other	(13,397)	(64,405)	6,914	5,976
Other income (loss)	(1,102)	70	(457)	111
Profit (loss) from discontinued operations before the undernoted	6,579	(100,933)	(8,455)	(35,661)
Provision for (recovery of) income taxes	286	(10,777)	250	(995)
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	$6,293	$(90,156)	$(8,705)	$(34,666)

24.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Assets and liabilities of the discontinued operations classified as held for sale as at December 31, 2019 were as follows:

ASSETS
Current assets
Cash and cash equivalents	$2,867
Current trade and other receivables	3,769
Income taxes recoverable	12
Other current assets	2,494
9,142
Non-current assets
Property and equipment	35
Intangible assets	510
ASSETS CLASSIFIED AS HELD FOR SALE	$9,687

Liabilities
Current liabilities
Trade and other payables	$3,253
Deferred revenue	77
LIABILITIES CLASSIFIED AS HELD FOR SALE	$3,330

(b)	Disposal of Hudson Energy Supply U.K. Limited (“Hudson U.K.”)

On November 29, 2019, Just Energy closed its previously announced sale of Hudson U.K. to Shell Energy Retail Limited.

Pursuant to the share purchase agreement, the aggregate amount of the closing consideration received was £1.5 million ($2.5 million). While the capacity market payments were reinstated in the U.K. in late October, any contingent consideration due to Just Energy will be paid following the determination of Hudson U.K.’s ultimate capacity market payment for the period up to June 30, 2019, which is expected to be determined within six months of the closing date.

The results of the disposal of Hudson U.K. are presented below:

Proceeds from sale	$2,518
Carrying value of net liabilities disposed	74,570
Carrying value of goodwill disposed	(13,355)
Carrying value of intangible assets disposed	(8,544)
Reclassification of foreign currency translation reserve	(11,610)
Gain on sale of U.K. operations	$43,579

25.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(c)	Disposal of Just Energy Ireland Limited (“Just Energy Ireland”)

On December 18, 2019, Just Energy closed its previously announced sale of substantially all of the assets of Just Energy Ireland to Flogas Natural Gas Limited (“Flogas”) for €0.6 million ($1.0 million). The Company received 75% of the purchase price in cash at closing and up to an additional 25% of the purchase price five months after closing. The net consideration payable to the Company is subject to an adjustment based on the actual number of accounts transferred to Flogas.

The results of the disposal of Just Energy Ireland are presented below:

Proceeds from sale	$649
Carrying value of net liabilities disposed	910
Net gain on disposal of Just Energy Ireland operations	$1,559

12.	LONG-TERM DEBT AND FINANCING

	Maturity	Dec. 31, 2019	March 31, 2019
Credit facility (a)	September 1, 2020	$256,371	$201,577
Less: Debt issue costs (a)		(1,737)	(1,824)
Filter Group financing (b)		11,551	17,577
8.75% loan (c)	September 12, 2023	254,030	240,094
6.75% $100M convertible debentures (d)	March 31, 2023	89,503	87,520
6.75% $160M convertible debentures (e)	December 31, 2021	153,199	150,945
6.5% convertible bonds (f)	December 31, 2020	11,683	29,483
		774,600	725,372
Less: Current portion		(274,182)	(37,429)
		$500,418	$687,943

Future annual minimum repayments are as follows:

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total

Credit facility (a)	$256,371	$-	$-	$-	$256,371
Filter Group financing (b)	7,865	3,650	36	-	11,551
8.75% loan (c)	-	-	263,202	-	263,202
6.75% $100M convertible debentures (d)	-	-	100,000	-	100,000
6.75% $160M convertible debentures (e)	-	160,000	-	-	160,000
6.5% convertible bonds (f)	11,683	-	-	-	11,683
	$275,919	$163,650	$363,238	$-	$802,807

26.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Interest is expensed based on the effective interest rate. The following table details the finance costs for the indicated periods:

	Three months ended Dec. 31, 2019	Three months ended Dec. 31, 2018	Nine months ended Dec. 31, 2019	Nine months ended Dec. 31, 2018
Credit facility (a)	$5,854	$5,469	$17,900	$14,523
Filter Group financing (b)	99	459	600	459
8.75% loan (c)	8,655	4,318	26,275	4,318
6.75% $100M convertible debentures (d)	2,372	1,925	7,046	6,510
6.75% $160M convertible debentures (e)	3,462	3,399	10,354	10,168
6.5% convertible bonds (f)	262	3,714	2,479	13,490
Collateral cost and other (g)	7,474	3,478	15,521	9,730
	$28,178	$22,762	$80,175	$59,198

(a)	As at April 18, 2018, the Company renegotiated an agreement with a syndicate of lenders that includes Canadian Imperial Bank of Commerce, National Bank of Canada, HSBC Bank Canada, JPMorgan Chase Bank N.A., Alberta Treasury Branches, Canadian Western Bank and Morgan Stanley Senior Funding, Inc., a subsidiary of Morgan Stanley Bank N.A. The agreement extended Just Energy’s credit facility for an additional two years to September 1, 2020. The facility size was increased to $352.5 million from $342.5 million, with an accordion for Just Energy to draw up to $370 million. On June 28, 2019, the Company exercised its option to access the amounts relating to the accordion agreement as part of the credit facility. Certain principal amount outstanding under the letter of credit facility is guaranteed by Export Development Canada under its Account Performance Security Guarantee Program. On November 30, 2019, the Company amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1.50:1 to 2.00:1 for the third quarter of fiscal 2020.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptance rates, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 3.750%. Prime rate advances are at a rate of bank prime (Canadian bank prime rate or U.S. prime rate) plus 2.750% and letters of credit are at a rate of 3.750%. Interest rates are adjusted quarterly based on certain financial performance indicators.

As at December 31, 2019, the Canadian prime rate was 3.95% and the U.S. prime rate was 4.75%. As at December 31, 2019, $256.4 million has been drawn against the facility and total letters of credit outstanding as at December 31, 2019, amounted to $71.9 million (September 30, 2019 - $71.6 million). As at December 31, 2019, Just Energy has $41.7 million of the facility remaining for future working capital and/or security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a general security agreement and a pledge of the assets and securities of Just Energy and the majority of its operating subsidiaries and affiliates excluding, primarily, Barbados, Ireland, Japan and German operations. Just Energy is required to meet a number of financial covenants under the credit facility agreement. On November 30, 2019, the Company amended the covenants on its senior unsecured term loan facility to increase the senior debt to EBITDA covenant ratio from 1.65:1 to 2.15:1 for the third quarter of fiscal 2020. As at December 31, 2019, the Company was compliant with all of these covenants.

27.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(b)	Filter Group, which was acquired on October 1, 2018, has an outstanding loan payable to Home Trust Company (“HTC”). The loan is a result of factoring receivables to finance the cost of rental equipment over a period of three to five years with HTC and bears interest at 8.99% per annum. Principal and interest are repayable on a monthly basis.

(c)	On September 12, 2018, Just Energy entered into a US$250 million non-revolving multi-draw senior unsecured term loan facility (the “8.75% loan”) with Sagard Credit Partners, LP and certain funds managed by a leading U.S.-based global fixed income asset manager. The 8.75% loan bears interest at 8.75% per annum payable semi-annually in arrears on June 30 and December 31 in each year plus fees and will mature on September 12, 2023. Counterparties were issued 7.5 million warrants at a strike price of $8.56 each, convertible to one Just Energy common stock. The value of these warrants has been assessed as nominal. The 8.75% loan has three tranches. The first tranche of US$50 million is earmarked for general corporate purposes, including to pay down Just Energy's credit facility. The second tranche of US$150 million is earmarked towards the settlement of Just Energy's 6.5% convertible bonds. The third tranche of US$50 million is earmarked for investments and future acquisitions. As at December 31, 2019, US$207.0 million was drawn from the 8.75% loan. On July 29, 2019, the Company drew US$7.0 million from the second tranche and US$7.0 million from the third tranche. The US$14 million draws were secured by a personal guarantee from a director of the Company.

(d)	On February 22, 2018, Just Energy issued $100 million of convertible unsecured senior subordinated debentures (the “6.75% $100 million convertible debentures”). The 6.75% $100 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on March 31 and September 30 in each year, and have a maturity date of March 31, 2023. Each $1,000 principal amount of the 6.75% $100 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 112.3596 common shares of Just Energy, representing a conversion price of $8.90, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The 6.75% $100 million convertible debentures will not be redeemable at the option of the Company on or before March 31, 2021. After March 31, 2021 and prior to March 31, 2022, the 6.75% $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the Toronto Stock Exchange (“TSX”) for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after March 31, 2022, the 6.75% $100 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

28.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The conversion feature of the 6.75% $100 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $9.7 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.6 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $100 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $100 million over the term of the 6.75% $100 million convertible debentures using an effective interest rate of 10.7%. If the 6.75% $100 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $100 million convertible debentures have been converted or redeemed as at December 31, 2019.

(e)	On October 5, 2016, Just Energy issued $160 million of convertible unsecured senior subordinated debentures (the “6.75% $160 million convertible debentures”). The 6.75% $160 million convertible debentures bear interest at an annual rate of 6.75%, payable semi-annually in arrears on June 30 and December 31 in each year and have a maturity date of December 31, 2021. Each $1,000 principal amount of the 6.75% $160 million convertible debentures is convertible at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the last business day immediately preceding the date fixed for redemption into 107.5269 common shares of Just Energy, representing a conversion price of $9.30, subject to certain anti-dilution provisions. Holders who convert their debentures will receive accrued and unpaid interest for the period from and including the date of the latest interest payment up to, but excluding, the date of conversion.

The 6.75% $160 million convertible debentures will not be redeemable at the option of the Company on or before December 31, 2019. After December 31, 2019 and prior to December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares of Just Energy on the TSX for the 20 consecutive trading days ending five trading days preceding the date on which the notice of redemption is given is at least 125% of the conversion price. On or after December 31, 2020, the 6.75% $160 million convertible debentures may be redeemed in whole or in part from time to time at the option of the Company on not more than 60 days’ and not less than 30 days’ prior notice, at a price equal to their principal amount plus accrued and unpaid interest.

The conversion feature of the 6.75% $160 million convertible debentures has been accounted for as a separate component of shareholders’ deficit in the amount of $8.0 million. Upon initial recognition of the convertible debentures, Just Energy recorded a deferred income tax liability of $2.1 million and reduced the equity component of the convertible debentures by this amount. The remainder of the net proceeds of the 6.75% $160 million convertible debentures has been recorded as long-term debt, which is being accreted up to the face value of $160 million over the term of the 6.75% $160 million convertible debentures using an effective interest rate of 9.1%. If the 6.75% $160 million convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. No amounts of the 6.75% $160 million convertible debentures have been converted or redeemed as at December 31, 2019.

29.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

(f)	On January 29, 2014, Just Energy issued US$150 million of European-focused senior convertible unsecured convertible bonds (the “6.5% convertible bonds”). The 6.5% convertible bonds bear interest at an annual rate of 6.5%, payable semi-annually in arrears in equal installments on January 29 and July 29 in each year and have a maturity date of July 29, 2019.

A conversion right in respect of a bond could have been exercised, at the option of the holder thereof, at any time from May 30, 2014 to July 7, 2019, and was not. The initial conversion price is US$9.3762 per common share (being C$10.2819) but is subject to adjustments. In the event of the exercise of a conversion right, the Company may, at its option, subject to applicable regulatory approval and provided no event of default has occurred and is continuing, elect to satisfy its obligation in cash equal to the market value of the underlying shares to be received.

As a result of the debt being denominated in a different functional currency than that of Just Energy, the conversion feature is recorded as a financial liability instead of a component of equity. Therefore, the conversion feature of the 6.5% convertible bonds has been accounted for as a separate financial liability with an initial value of US$8,517. The remainder of the net proceeds of the 6.5% convertible bonds has been recorded as long-term debt, which is being accreted up to the face value of $150.0 million over the term of the 6.5% convertible bonds using an effective interest rate of 8.8%. At each reporting period, the conversion feature is recorded at fair value with changes in fair value recorded through profit or loss. On July 29, 2019, the Company redeemed US$13.2 million of the 6.5% convertible bonds. The remaining lenders of $9.2 million of the 6.5% convertible bonds elected to extend the maturity date of the bonds from July 29, 2019 to December 31, 2020, pursuant to an option offered by the Company announced on July 17, 2019.

(g)	Collateral management and other costs for the three months ended December 31, 2019 include primarily a supplier credit term charge of $6.2 million, accretion costs relating to the acquisition of Just Ventures of $0.8 million, collateral management costs of $0.5 million and interest expense of $0.3 million on right-of-use liabilites resulting from the implementation of IFRS 16. For the nine months ended December 31, 2019, collateral management and other costs is made up of a supplier credit term charge of $13.0 million, collateral management costs of $2.2 million, accretion costs relating to the acquisition of Just Ventures of $2.1 million and interest expense of $0.9 million on right-of-use assets resulting from the implementation of IFRS 16.

13.	OTHER INCOME

(a)	Filter Group

As at December 31, 2019, the Company recognized $nil for potential earn-out payments over the next three years related to the Filter Group acquisition. The change in fair value of the contingent consideration from $29.1 million at March 31, 2019 to $nil at September 30, 2019 results in a change of $29.1 million reported in other income, net in the interim condensed consolidated statements of income (loss). As the contingent consideration does not meet the definition of equity, it is carried at FVTPL and is revalued at each reporting period. Significant assumptions affecting the measurement of contingent consideration each quarter include the Just Energy share price and the performance of Filter Group. Each quarter, the contingent consideration is revalued. To estimate the number of Just Energy common shares that are exchanged in each period, a Monte Carlo simulation model was used where the trailing 12-month adjusted EBITDA for each period is forecasted based on a Geometric Brownian Motion process. Inputs used in the Monte Carlo simulation model are as follows:

•	Adjusted trailing 12-months EBITDA as at each quarter-end date;
•	Average EBITDA forecasts for new periods;
•	Implied asset volatility;
•	Equity volatility of Just Energy;
•	Underlying asset price of Just Energy common shares;
•	Dividend yield; and
•	Risk-free rate.

30.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The reduction in the Filter Group earn-out obligation at December 31, 2019 was a result of the business not achieving its 12-month EBITDA earn-out target for the twelve months ended December 31, 2019, coupled with a reduced forecasted EBITDA, a reduction in the trading price of the shares of Just Energy and a reduction in Just Energy’s dividend yield.

As at December 31, 2019, the Company has not recognized any contingent consideration related to the Just Energy Advanced Solutions and EdgePower acquisitions.

(b)	Asset sale of Georgia operations

On December 31, 2019, the Company announced that it had sold all of its customer contracts and natural gas in storage assets in the state of Georgia to Infinite Energy, Inc., for US$3.5 million ($4.5 million). A gain on the sale of the Georgia customer contracts of $1.8 million was recorded in other income, net, within the interim condensed consolidated statements of income (loss).

14.	PROVISIONS

During fiscal 2019, Just Energy’s management team approved several restructuring actions including targeted workforce reductions. These actions include the elimination of over 200 positions. The actions are in direct alignment with Just Energy’s ongoing transition to a consumer-focused company and are expected to generate future cost savings.

Nine months ended Dec. 31, 2019
Balance, March 31, 2019	$7,205
Restructuring costs paid during the period	(5,827)
Foreign exchange impact	(1)
Balance, December 31, 2019	$1,377

31.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

15.	INCOME TAXES

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Current income tax expense	$2,905	$4,075	$6,417	$2,165
Deferred tax expense (recovery)	940	(2,386)	(2,813)	4,115
Provision for income taxes	$3,845	$1,689	$3,604	$6,280

16.	SHAREHOLDERS’ CAPITAL

Just Energy is authorized to issue an unlimited number of common shares and 50,000,000 preference shares issuable in series, both with no par value. Shares outstanding have no preferences, rights or restrictions attached to them.

Details of issued and outstanding shareholders’ capital are as follows:

	Nine months ended		Year ended
	Dec. 31, 2019		March 31, 2019
	Shares	Amount	Shares	Amount
Common shares:

Issued and outstanding
Balance, beginning of period	149,595,952	$1,088,538	148,394,152	$1,079,055
Share-based awards exercised	1,934,990	10,717	1,201,800	9,483
Balance, end of period	151,530,942	$1,099,255	149,595,952	$1,088,538

Preferred shares:

Issued and outstanding
Balance, beginning of period	4,662,165	$146,965	4,323,300	$136,771
Shares issued for cash	-	-	338,865	10,447
Preferred shares issuance cost	-	-	-	(253)
Balance, end of period	4,662,165	$146,965	4,662,165	$146,965

Shareholders' capital	156,193,107	$1,246,220	154,258,117	$1,235,503

17.	REPORTABLE BUSINESS SEGMENTS

Just Energy’s reportable segments are the Consumer segment and the Commercial segment. Just Energy has aggregated the operating segments into these reportable segments on the basis that the operating segments share economic characteristics. These characteristics include the nature of the product and services sold, the distribution methods, and the type of customer class and regulatory environment.

Transactions between segments are in the normal course of operations and are recorded at the exchange amount. Allocations made between segments for shared assets or allocated expenses are based on the number of residential customer equivalents in the respective segments.

32.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Interim Financial Statements.

Corporate and shared services report the costs related to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions.

For the three months ended December 31, 2019:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$390,757	$267,764	$-	$658,521
Gross margin	108,970	33,514	-	142,484
Amortization of property, and equipment	2,220	26	-	2,246
Amortization of intangible assets	4,221	732	-	4,953
Administrative expenses	8,241	5,061	26,314	39,616
Selling and marketing expenses	32,377	18,893	-	51,270
Other operating expenses	19,717	1,962	-	21,679
Operating profit (loss) for the period	$42,194	$6,840	$(26,314)	$22,720
Finance costs				(28,178)
Change in fair value of derivative instruments and other				36,990
Other income, net				1,649
Provision for income taxes				3,845
Profit for the period from continuing operations				$29,336
Profit from discontinued operations				6,293
Profit for the year				35,629
Capital expenditures	$2,290	$626	$-	$2,916

33.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the three months ended December 31, 2018:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$461,161	$273,044	$-	$734,205
Gross margin	126,371	38,090	-	164,461
Amortization of property, and equipment	1,120	51	-	1,171
Amortization of intangible assets	6,441	866	-	7,307
Administrative expenses	9,541	8,731	23,649	41,921
Selling and marketing expenses	34,425	17,281	-	51,706
Restructuring costs	2,746	-	-	2,746
Other operating expenses	50,581	1,934	-	52,515
Operating profit (loss) for the period	$21,517	$9,227	$(23,649)	$7,095
Finance costs				(22,762)
Change in fair value of derivative instruments and other				62,890
Change in fair value of Filter Group contingent consideration				(5,462)
Other income				2,499
Provision for income taxes				1,689
Profit for the period from continuing operations				$42,571
Loss from discontinued operations				(90,156)
Loss for the period				(47,585)
Capital expenditures	$13,894	$1,370	$-	$15,264

34.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2019:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$1,274,964	$822,162	$-	$2,097,126
Gross margin	330,941	99,219	-	430,160
Amortization of property, and equipment	7,652	97	-	7,749
Amortization of intangible assets	17,304	2,111	-	19,415
Administrative expenses	28,765	17,740	75,380	121,885
Selling and marketing expenses	108,755	58,498	-	167,253
Other operating expenses	72,069	5,252	-	77,321
Operating profit (loss) for the period	$96,396	$15,521	$(75,380)	$36,537
Finance costs				(80,175)
Change in fair value of derivative instruments and other				(139,547)
Other income				29,735
Provision for income taxes				3,604
Loss for the period from continuing operations				(157,054)
Loss from discontinued operations				(8,705)
Loss for the period				$(165,759)
Capital expenditures	$11,547	$1,177	$-	$12,724

As at December 31, 2019
Total goodwill	$164,799	$158,336	$-	$323,135
Total assets	$886,490	$410,684	$-	$1,297,174
Total liabilities	$1,349,179	$210,776	$-	$1,559,955

35.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

For the nine months ended December 31, 2018:

	Consumer	Commercial	Corporate and shared services
	segment	segment	segment	Consolidated

Sales	$1,400,436	$840,593	$-	$2,241,029
Gross margin	330,831	115,246	-	446,077
Amortization of property, and equipment	2,876	153	-	3,029
Amortization of intangible assets	15,068	1,579	-	16,647
Administrative expenses	30,750	22,314	73,266	126,330
Selling and marketing expenses	92,886	51,212	-	144,098
Other operating expenses	85,014	7,021	-	92,035
Restructuring costs	5,982	-	-	5,982
Operating profit (loss) for the period	$98,255	$32,967	$(73,266)	$57,956
Finance costs				(59,198)
Change in fair value of derivative instruments and other				(67,979)
Change in fair value of Filter Group contingent consideration				(5,462)
Other expenses, net				5,171
Provision for income taxes				6,280
Loss for the period from continuing operations				$(75,792)
Loss from discontinued operations				(34,666)
Loss for the period				(110,458)
Capital expenditures	$33,457	$3,229	$-	$36,686

As at December 31, 2018
Total goodwill	$188,714	$156,164	$-	$344,878
Total assets	$1,055,573	$390,509	$-	$1,446,082
Total liabilities	$1,304,847	$185,659	$-	$1,490,506

Sales from external customers

The revenue is based on the location of the customer.

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2018
Canada	$77,691	$110,854	$219,843	$283,521
United States	580,830	623,351	1,877,283	1,957,508
Total	$658,521	$734,205	$2,097,126	$2,241,029

36.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

Non-current assets

Non-current assets by geographic segment consist of property and equipment and intangible assets and are summarized as follows:

	As at Dec. 31, 2019	As at March 31, 2019
Canada	$153,425	$266,775
United States	322,216	223,802
International	-	7,941
Total	$475,641	$498,518

18.	OTHER EXPENSES

(a)	Other operating expenses

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2018	2019	2018
Amortization of other intangible assets	$4,953	$7,174	$19,414	$16,158
Depreciation of property, and equipment	2,246	1,087	7,749	2,782
Bad debt expense	19,996	51,353	66,853	88,276
Share-based compensation	1,683	1,379	10,469	4,495
	$28,878	$60,993	$104,485	$111,711

(b)	Employee benefits expense

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2018	2019	2018
Wages, salaries and commissions	$50,392	$41,336	$164,792	$169,863
Benefits	5,347	3,726	15,451	20,299
	$55,739	$45,062	$180,243	$190,162

37.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

19.	PROFIT (LOSS) PER SHARE

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2019	2018	2019	2018
BASIC EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$29,336	$42,571	$(157,054)	$(75,792)
Dividend to preferred shareholders, net of tax	2,398	1,821	7,265	6,538
Earnings (loss) available to shareholders	26,938	40,750	(164,319)	(82,330)
Basic weighted average shares outstanding	151,418,938	149,309,905	150,852,526	149,012,066
Basic earnings (loss) per share from continuing operations	0.18	0.27	(1.09)	(0.55)
Basic earnings (loss) per share available to shareholders	$0.22	$(0.33)	$(1.15)	$(0.78)

DILUTED EARNINGS (LOSS) PER SHARE
Profit (loss) from continuing operations	$26,938	$40,750	$(164,319)	$(82,330)
Adjustment for dilutive impact of convertible debentures	4,480	3,913	-	-
Adjusted earnings (loss) from continuing operations	$31,418	$44,664	$(164,319)	$(82,330)
Basic weighted average shares outstanding	151,418,938	149,309,905	150,852,526	149,012,066
Dilutive effect of:
Restricted share grants	2,537,560	2,238,518	3,905,803 [1]	2,548,751 [1]
Deferred share grants	185,405	151,472	269,390 [1]	134,458 [1]
Convertible debentures	39,574,831	28,440,256	33,224,644 [1]	39,574,831 [1]
Shares outstanding on a diluted basis	193,716,734	180,140,151	188,252,363	191,270,106
Diluted earnings (loss) from continuing operations per share available to shareholders	0.16	0.25	(1.09)	(0.55)
Diluted earnings (loss) per share available to shareholders	$0.20	$(0.33)	$(1.15)	$(0.78)

1 The assumed conversion into shares results in an anti-dilutive position; therefore, these items have not been included in the computation of diluted earnings (loss) per share.

20.	RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability to control the other party or exercise influence over the other party in making financial or operating decisions. The definition includes subsidiaries and other persons.

The acquisition of Filter Group gives rise to a related party transaction as the CEO of Filter Group is the son of the Executive Chair of Just Energy. In April 2019, $10.6 million of a deferred purchase consideration related to the acquisition of Filter Group was repaid. Other than this transaction described there have been no other related party transactions during the nine months ended December 31, 2019.

38.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

21.	DIVIDENDS AND DISTRIBUTIONS

The company has not paid any dividends for common shares for the three months ended December 31, 2019. For the three months ended December 31, 2018 a dividend of $0.125 per common share was declared by Just Energy amounting to $18,662 and were approved by the Board of Directors and were paid out during the period. In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares. For the nine months ended December 31, 2019, dividends of $0.125 (December 31, 2018 - $0.375) per common share were declared and paid by Just Energy. These dividends amounted to $18,714 (December 31, 2018 - $55,868), which were approved by the Board of Directors and paid out during the period.

The Company has not made any distributions per common share grant for the three months ended December 31, 2019. For the three months ended December 31, 2018, $0.125 per common share grant was declared by Just Energy. This distribution amounted to $295 which was approved by the Board of Directors and distributed during the period. In the second quarter of fiscal 2020, the Company made the decision to suspend its dividend on common shares, which impacted the dividend on common shares for share grants. For the nine months ended December 31, 2019, distributions of $0.125 (December 31, 2018 - $0.375) per common share for share grants were declared by Just Energy. These distributions amounted to $23 (December 31, 2018 - $1,263), which were paid in accordance with the terms of the Canadian and U.S. plans during the period.

The Company has not paid out any dividends on preferred shares for the three months ended December 31, 2019. For the three months ended December 31, 2018 a dividend of US$0.53125 per preferred share was declared by Just Energy. This dividend amounted to $2,477 and was approved by the Board of Directors and paid out during the period. For the nine months ended December 31, 2019, dividends of US$1.0625 (December 31, 2018 - US$1.0625) per preferred share were declared and paid by Just Energy. This amounted to $6,622 (December 31, 2018 - $8,895), which was approved by the Board of Directors and paid out during the period.

In connection with amendments to the credit facility and 8.75% loan agreement announced on December 2, 2019, the agreements governing both facilities have been changed to restrict the declaration and payment of dividends until the Company’s senior debt to EBITDA ratio is no more than 1.50:1 for two consecutive fiscal quarters. Accordingly, as at December 2, 2019, the Company suspended the declaration and payment of dividends on the Series A Preferred Shares until the Company is permitted to declare and pay dividends under the agreements governing its facilities. However, dividends on the Series A Preferred Shares continue to accrue in accordance with Series A Preferred Share terms during the period in which dividends are suspended. Any dividend payment following the suspended period will be credited against the earliest accumulated but unpaid dividend.

22.	COMMITMENTS AND GUARANTEES

Commitments for each of the next five years and thereafter are as follows:

As at December 31, 2019

	Less than 1 year	1–3 years	4–5 years	More than 5 years	Total
Gas, electricity and non-commodity contracts	$406,644	$1,918,497	$486,002	$173,737	$2,984,880

On October 9, 2018, Just Energy announced that it has entered into a Multi-Year Contingent Business Interruption Insurance Agreement (“Insurance”).

39.

JUST ENERGY GROUP INC.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended December 31, 2019

(unaudited in thousands of Canadian dollars, except where indicated and per share amounts)

The Insurance primarily complements Just Energy’s risk management program and is intended to mitigate the impacts to the Company due to, among other things, natural disasters and unusual winter freezes in Texas.

The Insurance provides up to US$25 million of insured limit per event, US$50 million per year and US$225 million of limit over an 80-month term, covering risks such as loss of income due to natural perils, sabotage, terrorism including cyber-attack, increased cost of supply from damage to supply and distribution infrastructure, interruption due to damage to customer property, losses in excess of Just Energy’s weather derivative program recoveries, and any unforeseen or unplanned weather-related loss.

Guarantees

Pursuant to separate arrangements with several bond agencies, The Hanover Insurance Group and Charter Brokerage LLC, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at December 31, 2019 amounted to $66.2 million (March 31, 2019 - $70.3 million).

As at December 31, 2019, Just Energy had total letters of credit outstanding in the amount of $71.9 million (Note 12(a)).

40.